                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                (AMENDMENT NO. 2
                                Final Amendment)

                                   ----------

                          BLC FINANCIAL SERVICES, INC.
                  (PREDECESSOR TO BUSINESS LOAN EXPRESS, INC.)
                              (Name of the Issuer)
                           ALLIED CAPITAL CORPORATION
                          BLC FINANCIAL SERVICES, INC.
                  (PREDECESSOR TO BUSINESS LOAN EXPRESS, INC.)
                             ROBERT F. TANNENHAUSER
                              JENNIFER M. GOLDSTEIN
                                 RICHARD BLANCK
                                  PETER BLANCK
                             FUTURONICS CORPORATION
                      (Names of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    055490106
                      (CUSIP Number of Class of Securities)

           Robert F. Tannenhauser
        BLC Financial Services, Inc.                   William L. Walton
(predecessor to Business Loan Express, Inc.)       Allied Capital Corporation
             645 Madison Avenue                  1919 Pennsylvania Avenue, N.W.
          New York, New York 10022                    Washington, DC 20006
               (212) 751-5626                            (202) 331-1112
 (Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:

              Simeon Gold                               Steven Boehm
       Weil, Gotshal & Manges LLP             Sutherland Asbill & Brennan LLP
            767 Fifth Avenue                   1275 Pennsylvania Avenue, N.W.
        New York, New York 10153                    Washington, DC 20006
             (212) 310-8000                            (202) 383-0100


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         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [ ] A tender offer.

         d.       [X] None of the above.


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
    ----------------------                            ----------------------
         $17,141.46                                         $85,707,300

         * The transaction valuation was determined based upon the 4,200,000 shares of Allied Capital common stock, par value $0.0001 per share, proposed to be issued in the transaction.

         **The amount of the filing fee, calculated in accordance with Rule
           0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be received by holders of BLC common stock.

       [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  (1) Amount Previously Paid: $22,626.73

                  (2) Form, Schedule or Registration Statement No.: N-14

                  (3) Filing Parties:       BLC Financial Services, Inc.
                                            Allied Capital Corporation

                  (4) Date Filed: November 8, 2000


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                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) BLC Financial Services, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the transaction, which has subsequently changed its name to Business Loan Express, Inc. ("BLC"), (2) Allied Capital Corporation, a Maryland corporation ("Allied Capital"), (3) Futuronics Corporation, a New York corporation ("Futuronics"), (4) Robert F. Tannenhauser, (5) Jennifer M. Goldstein, (6) Richard Blanck and (7) Peter Blanck (collectively, the "Filing Persons").

         This Amendment No. 2 to Schedule 13E-3 is the final amendment to the
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by the Filing Persons relating to the merger of Allied Capital B Sub Corporation, a Delaware corporation and wholly owned subsidiary of Allied Capital ("Merger Sub"), with and into BLC with BLC surviving as an independently managed, private portfolio company of Allied Capital (the merger), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated as of October 31, 2000, among Allied Capital, Merger Sub and BLC.

         A special meeting of BLC shareholders was held on December 31, 2000, and both the merger agreement and the merger were approved. A certificate of merger was filed with the Secretary of State of the State of Delaware, and the merger was consummated and effective on December 31, 2000. Pursuant to the terms of the merger agreement, each share of BLC common stock other than Class B common stock was converted into 0.180 shares of Allied Capital common stock at the effective time of the merger.

          Pursuant to the terms of the merger agreement, certain BLC shareholders continued to own 5.1% of BLC stock after the merger. In addition, Robert Tannenhauser continued as Chief Executive Officer of BLC, and Jennifer Goldstein continued as Chief Financial Officer of BLC.

         In connection with the merger, Allied Capital acquired Futuronics, a corporate shareholder of BLC, for $9.1 million in cash pursuant to an Agreement and Plan of Merger dated as of October 31, 2000. A special meeting of Futuronics shareholders was held on December 29, 2000 where the Futuronics merger agreement and the merger were approved. A certificate of merger was filed with the Secretary of State of the State of New York, and the merger was consummated and effective December 31, 2000.

         Subsequent to the BLC merger, Allied Capital merged its Allied Capital Express small business lending operations into a subsidiary of BLC, and BLC changed its name to Business Loan Express, Inc.

         By filing this Amendment No. 2 to Schedule 13E-3, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the merger agreement.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 2001


                                  BLC FINANCIAL SERVICES, INC.
                                  (predecessor to Business Loan Express, Inc.)


                                  By: /s/ ROBERT F. TANNENHAUSER
                                      --------------------------
                                  Name: Robert F. Tannenhauser
                                  Title: Chief Executive Officer

                                  ALLIED CAPITAL CORPORATION

                                  By: /s/ JOAN M. SWEENEY
                                      -------------------------
                                  Name: Joan M. Sweeney
                                  Title: Managing Director

                                  FUTURONICS CORPORATION

                                  BY: /s/ JOAN M. SWEENEY
                                      -------------------------
                                  NAME: JOAN M. SWEENEY
                                  TITLE: PRESIDENT

                                  INDIVIDUAL FILING PERSONS

                                  /s/ ROBERT F. TANNENHAUSER
                                  -----------------------------
                                  Robert F. Tannenhauser

                                  /s/ JENNIFER M. GOLDSTEIN
                                  -----------------------------
                                  Jennifer M. Goldstein

                                  /s/ PETER BLANCK
                                  -----------------------------
                                  Peter Blanck

                                  /s/ RICHARD BLANCK
                                  -----------------------------
                                  Richard Blanck